UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Nextracker Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

65290E101
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

CUSIP No. 65290E101	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
FLEX LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
74,432,619 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
74,432,619 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
74,432,619 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
54.5% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents shares of Class A Common Stock (as defined herein) that, as of December 31, 2023, were issuable, at the Reporting Person’s election, upon exchange of an equal number of Paired Interests (as defined herein).

(2) This percentage is based on the sum of (i) 62,096,475 shares of Class A Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Form 10-Q/A filed with the Commission (as defined herein) on November 8, 2023, and (ii) 74,432,619 shares of Class A Common Stock that, as of December 31, 2023, were issuable, at the Reporting Person’s election, upon exchange of an equal number of Paired Interests, which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 65290E101	Page 3 of 5 Pages
Item 1(a).	Name of Issuer:

Nextracker Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6200 Paseo Padre Parkway, Fremont, California 94555

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Flex Ltd. (“Flex” or the “Reporting Person”). This Statement relates to the shares of Class A Common Stock (as defined herein) held of record by Yuma, Inc. and Yuma Subsidiary, Inc. As of December 31, 2023, the sole shareholder of Yuma, Inc. was Flextronics International USA, Inc., an indirect, wholly-owned subsidiary of the Reporting Person. Subsequent to December 31, 2023, but prior to the filing of this Statement, the Reporting Person completed an internal restructuring such that it became the sole shareholder of Yuma, Inc. The sole shareholder of Yuma Subsidiary, Inc. is Yuma, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

2 Changi South Lane, Singapore 486123

Item 2(c).	Citizenship:

Singapore

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”)

Item 2(e).	CUSIP Number:

65290E101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of December 31, 2023, Flex may be deemed the beneficial owner of 74,432,619 shares of Class A Common Stock that, as of December 31, 2023, were issuable, at the Reporting Person’s election, upon exchange of an equal number of Paired Interests. This amount consists of (i) 60,146,905 Paired Interests held of record by Yuma, Inc. and (ii) 14,285,714 Paired Interests held of record by Yuma Subsidiary, Inc.

A “Paired Interest” consists of one share of Class B Common Stock of the Issuer (“Class B Common Stock”) and one common unit of Nextracker LLC (“LLC Common Units”). Pursuant to the Exchange Agreement by and among the Issuer, Nextracker LLC and the holders of LLC Common Units, each Paired Interest is exchangeable into one share of Class A Common Stock (or, at the Issuer's election, cash based on the exchange rate in the Exchange Agreement and the value of the Class A Common Stock at the time of the exchange), subject to the terms of the Exchange Agreement. Upon an exchange of Paired Interests for Class A Common Stock, the corresponding Class B Common Stock will be cancelled. The Paired Interests have no expiration date.

CUSIP No. 65290E101	Page 4 of 5 Pages
Item 4(b).	Percent of Class:

As of December 31, 2023, Flex may be deemed the beneficial owner of approximately 54.5% of the shares of Class A Common Stock outstanding. This percentage is based on the sum of (i) 62,096,475 shares of Class A Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Form 10-Q/A filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2023, and (ii) 74,432,619 shares of Class A Common Stock that, as of December 31, 2023, were issuable, at the Reporting Person’s election, upon exchange of an equal number of Paired Interests, which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

Item 4(c).	Number of Shares as to Which Such Person has:

(i) Sole power to vote or direct the vote:	74,432,619
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	74,432,619
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

CUSIP No. 65290E101	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FLEX LTD.

	By:	/s/ Paul R. Lundstrom
Paul R. Lundstrom
Chief Financial Officer of Flex Ltd.

January 4, 2024